EXHIBIT 99.5

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	"Acquisitionco" means NOV Distribution Services ULC, a corporation existing under the laws of the Province of Alberta;

(c)
"Arrangement", "herein", "hereof", "hereunder" and similar expressions mean and refer to the arrangement involving Purchaser, Acquisitionco, CE Franklin and the CE Franklin Securityholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended in accordance with the terms hereof and the Arrangement Agreement or at the direction of the Court in the Final Order, and not to any particular article, section or other portion hereof;

(d)	"Arrangement Consideration" means $12.75 in cash for each CE Franklin Share;

(e)
"Arrangement Agreement" means the arrangement agreement dated May 30, 2012 among Purchaser, Acquisitionco and CE Franklin with respect to the Arrangement, and all amendments thereto in accordance with the terms thereof;

(f)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement, which shall be in a form and content satisfactory to the Purchaser, Acquisitionco and CE Franklin, each acting reasonably;

(g)	"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta or the State of Texas;

(h)	"CE Franklin" means CE Franklin Ltd., a corporation existing under the laws of the Province of Alberta;

(i)	"CE Franklin DSU" means a CE Franklin Deferred Share Unit granted pursuant to the CE Franklin DSU Plan;

(j)	"CE Franklin DSU Plan" means the CE Franklin Deferred Share Unit Plan;

(k)	"CE Franklin Incentive Securityholders" means, collectively, the holders of CE Franklin DSUs, the holders of CE Franklin PSUs and the holders of CE Franklin RSUs;

(l)
"CE Franklin Information Circular" means the management proxy circular of CE Franklin to be sent by CE Franklin to the CE Franklin Shareholders in connection with the CE Franklin Shareholders' Meeting;

(m)	"CE Franklin Optionholders" means the holders from time to time of outstanding CE Franklin Options;

(n)
"CE Franklin Options" means the outstanding stock options, whether or not vested, to acquire CE Franklin Shares granted pursuant to the CE Franklin Stock Option Plan that are unexercised immediately prior to the Effective Time;

(o)	"CE Franklin PSU" means a CE Franklin Performance Share Unit granted pursuant to the CE Franklin Unit Plan;

(p)	"CE Franklin RSU" means a CE Franklin Restricted Share Unit granted pursuant to the CE Franklin Unit Plan;

(q)	"CE Franklin Securityholders" means, collectively, the CE Franklin Optionholders, the CE Franklin Shareholders and the CE Franklin Incentive Securityholders;

(r)	"CE Franklin Shareholders" means the holders of CE Franklin Shares;

(s)	"CE Franklin Shareholders' Meeting" means the special meeting of CE Franklin Shareholders to be held to consider the Arrangement and related matters, and any adjournments or postponements thereof;

(t)	"CE Franklin Shares" means the common shares in the capital of CE Franklin;

(u)	"CE Franklin Stock Option Plan" means the incentive stock option plan of CE Franklin (as amended);

(v)	"CE Franklin Unit Plan" means the CE Franklin Share Unit Plan;

(w)	"Certificate" means the certificate, certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(x)	"Court" means the Court of Queen's Bench of Alberta;

(y)	"Depositary" means Computershare Trust Company of Canada for the purpose of, among other things, paying the Arrangement Consideration in connection with the Arrangement;

(z)	"Direction" means a direction given by an authorized officer of CE Franklin to the EBP Trustee as required pursuant to the EBP Trust Agreement;

(aa)
"Dissent Rights" means the right of a registered CE Franklin Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the securities in respect of which the CE Franklin Shareholder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order and Article 4 hereof;

(bb)
"Dissenting Shareholders" means the registered CE Franklin Shareholders who validly exercise their Dissent Rights in strict compliance with the Dissent Rights and who have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time and "Dissenting Shareholder" means any one of them;

(cc)	"EBP Trust" means the CE Franklin Ltd. Employee Benefit Plan Trust established pursuant to the EBP Trust Agreement;

(dd)
"EBP Trust Agreement" means the CE Franklin Ltd. Employee Benefit Plan Trust Agreement made between CE Franklin and the EBP Trustee on the 21st day of December, 2006, as amended, providing for, among other things, the delivery of CE

Franklin Shares to the persons entitled to receive CE Franklin Shares under the CE Franklin Unit Plan;

(ee)	"EBP Trustee" means Computershare Trust Company of Canada in its capacity as trustee of the EBP Trust;

(ff)	"Effective Date" means the date the Arrangement becomes effective pursuant to the ABCA;

(gg)	"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(hh)
"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by the Court (with the consent of each of CE Franklin, Acquisitionco and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to each of CE Franklin, Acquisitionco and the Purchaser, each acting reasonably) on appeal;

(ii)
"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, as such order may be affirmed, amended or modified (with the consent of each of CE Franklin, Acquisitionco and the Purchaser, each acting reasonably), containing declarations and directions in respect of the notice to be given and the conduct of the CE Franklin Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

(jj)	"Letter of Transmittal" means the letter of transmittal accompanying the CE Franklin Information Circular to be delivered to CE Franklin Shareholders in connection with the Arrangement;

(kk)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with Article 6 hereof or Section 8.3 of the Arrangement Agreement;

(ll)	"Purchaser" means NOCL Holding B.V., a Dutch private company with limited liability, having its corporate seat in Etten-Leur, the Netherlands;

(mm)	"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA; and

(nn)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

1.2
The division of this Plan of Arrangement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.4
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6
In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the registered and beneficial CE Franklin Securityholders (including Dissenting Shareholders); (b) Purchaser; (c) Acquisitionco; (d) CE Franklin; (e) the EBP Trustee; (f) the registrar and transfer agent in respect of the CE Franklin Shares; and (g) the Depositary, without any further act or formality required on the part of any person.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1
Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur sequentially in the order set out below, except as otherwise expressly provided.  To the extent that such transactions involve CE Franklin or Acquisitionco or any securities thereof, including, without limitation, CE Franklin Options, CE Franklin PSUs, CE Franklin RSUs or CE Franklin DSUs, or are governed by Section 193 of the ABCA, such transactions shall occur without any further authorization, act or formality pursuant to Section 193 of the ABCA.  All other transactions shall occur by means of the appropriate action being taken on the part of the appropriate parties to effect such transactions at the Effective Time:

(a)
CE Franklin shall provide to each CE Franklin Optionholder a loan equal to the aggregate exercise price of all CE Franklin Options held by such CE Franklin Optionholder, which loan shall be evidenced by the delivery to the Depositary, in trust for such CE Franklin Optionholders, of a bank draft representing the aggregate exercise price of all CE Franklin Options then outstanding held by such CE Franklin Optionholders;

(b)
all of the CE Franklin Options shall be, and shall be deemed to be, exercised by the CE Franklin Optionholders and CE Franklin shall, and shall be deemed to, issue to each CE Franklin Optionholder that number of CE Franklin Shares issuable upon exercise of each such CE Franklin Optionholder's CE Franklin Options, following which each of the former CE Franklin Optionholders will be added to the register of CE Franklin Shareholders in respect of the number of CE Franklin Shares issued to each CE Franklin Optionholder and all of the CE Franklin Options and the CE Franklin Stock Option Plan shall be, and shall be deemed to be, terminated;

(c)
the Depositary shall deliver, and shall be deemed to have delivered, to CE Franklin, for and on behalf of the CE Franklin Optionholders who have exercised, or been deemed to have exercised, CE Franklin Options pursuant to Section 3.1(b), the aggregate cash payable upon exercise thereof in accordance with the CE Franklin Stock Option Plan from the proceeds of the loans being held by the Depositary in trust for the CE Franklin Optionholders pursuant to subsection 3.1(a);

(d)
each CE Franklin RSU and CE Franklin PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested and in full satisfaction of the obligations of CE Franklin to deliver CE Franklin Shares and/or cash to the holders of CE Franklin RSUs and CE Franklin PSUs under the CE Franklin Unit Plan:

(i)
a number of CE Franklin Shares held by the EBP Trust equal to the number of CE Franklin RSUs outstanding immediately prior to the Effective Time shall be distributed by the EBP Trustee to the holders of CE Franklin RSUs in accordance with a Direction on the basis of one CE Franklin Share for each CE Franklin RSU and such CE Franklin RSUs shall be cancelled;

(ii)
the remaining CE Franklin Shares held by the EBP Trust shall be distributed by the EBP Trustee to the holders of an equal number of CE Franklin PSUs in accordance with a Direction on the basis of one CE Franklin Share for each CE Franklin PSU and such CE Franklin PSUs shall be cancelled;

(iii)	CE Franklin shall pay each holder of a remaining CE Franklin PSU $12.75 in cash (less any amounts withheld pursuant to Section 3.4) for each of the holder's remaining CE Franklin PSUs; and

(iv)	all of the CE Franklin RSUs, the CE Franklin PSUs and the CE Franklin Unit Plan shall be, and shall be deemed to be, terminated;

(e)
CE Franklin shall pay each holder of a CE Franklin DSU $12.75 in cash (less any amounts withheld pursuant to Section 3.4) for each of the holder's CE Franklin DSUs and all of the CE Franklin DSUs and the CE Franklin DSU Plan shall be, and shall be deemed to be, terminated;

(f)
the CE Franklin Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as CE Franklin Shareholders, other than the right to be paid the fair value of their CE Franklin Shares in accordance with the Dissent Rights;

(g)
each issued and outstanding CE Franklin Share (other than (i) a CE Franklin Share held by Acquisitionco; (ii) a CE Franklin Share issued upon exercise of CE Franklin Options pursuant to subsection 3.1(b) and (iii) a CE Franklin Share delivered to a former holder of CE Franklin RSUs or CE Franklin PSUs pursuant to subsection 3.1(d)) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Arrangement Consideration;

(h)
each issued and outstanding CE Franklin Share issued upon exercise of CE Franklin Options pursuant to subsection 3.1(b) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the

Arrangement Consideration, provided that a portion of such Arrangement Consideration (which portion shall be equal to the aggregate of the amounts set forth in (i) and (ii) below in this subsection 3.1(h)) shall be, and shall be deemed to be, paid to CE Franklin on behalf of such CE Franklin Shareholder in full satisfaction of (i) the loans made by CE Franklin pursuant to Section 3.1(a) and (ii) the amount of taxes and other amounts required to be remitted by CE Franklin to a taxation authority in respect of the exercise of the CE Franklin Options, and the balance of such Arrangement Consideration shall be paid to the holder of such CE Franklin Share; and

(i)
each issued and outstanding CE Franklin Share delivered to a former holder of CE Franklin RSUs or CE Franklin PSUs pursuant to subsection 3.1(d) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Arrangement Consideration, provided that a portion of such Arrangement Consideration (which portion shall be equal to the aggregate of the amount of taxes and other amounts required to be remitted to a taxation authority in respect of the receipt of the CE Franklin Share from the EBP Trust) shall be, and shall be deemed to be, paid to CE Franklin on behalf of such CE Franklin Shareholder in full satisfaction of the amount of taxes and other amounts required to be remitted to a taxation authority in respect of the receipt of the CE Franklin Share from the EBP Trust, and the balance of such Arrangement Consideration shall be paid to the holder of such CE Franklin Share.

3.2	CE Franklin shall make the appropriate entries in its securities registers to reflect the matters referred to in Section 3.1.

3.3	Upon each transfer of CE Franklin Shares to Acquisitionco pursuant to Section 3.1:

(a)
each holder of the CE Franklin Shares so transferred shall cease to be a holder of the CE Franklin Shares so transferred and the name of such holder shall be removed from the register of holders of CE Franklin Shares as it relates to the CE Franklin Shares so transferred; and

(b)	Acquisitionco shall be added to the register of holders of CE Franklin Shares as it relates to the CE Franklin Shares so transferred to Acquisitionco.

3.4
Notwithstanding anything to the contrary contained herein, Purchaser, Acquisitionco, CE Franklin and the Depositary, as applicable, shall be entitled to deduct and withhold from or in respect of any distributions, other payments (including without limitation any payments pursuant to Article 4) or consideration payable or deliverable to any person pursuant to this Plan of Arrangement such amounts as Purchaser, Acquisitionco, CE Franklin or the Depositary reasonably determines are required to be deducted and withheld under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, state, local or foreign tax law.  To the extent that amounts are so withheld, CE Franklin shall remit, or cause to be remitted, all such withheld amounts to the appropriate taxation authorities within the prescribed time and such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made; provided that such withheld amounts are actually remitted to the appropriate taxation authority.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1
Each registered holder of CE Franklin Shares shall have the right to dissent with respect to the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as same may be modified by the Interim Order and this Article 4.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of CE Franklin Shares and shall only be entitled to be paid by Acquisitionco the fair value of the holder's CE Franklin Shares.  A Dissenting Shareholder who is paid the fair value of the holder's CE Franklin Shares shall be deemed to have transferred the holder's CE Franklin Shares to Acquisitionco at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder's CE Franklin Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of CE Franklin Shares, notwithstanding the provisions of Section 191 of the ABCA.  The fair value of the CE Franklin Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of CE Franklin Shares at the CE Franklin Shareholders' Meeting; but in no event shall Acquisitionco or CE Franklin be required to recognize such Dissenting Shareholder as a shareholder of CE Franklin after the Effective Time and the names of such holders shall be removed from the applicable CE Franklin register of shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.  A holder of CE Franklin Shares may not exercise the right to dissent in respect of only a portion of such holder's CE Franklin Shares but may dissent only with respect to all of the CE Franklin Shares held by the CE Franklin Shareholder.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1	From and after the Effective Time:

(a)
certificates formerly representing CE Franklin Shares shall represent only the right to receive the Arrangement Consideration, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the CE Franklin Shares represented by such certificates;

(b)
any agreement or certificate formerly representing CE Franklin Options shall represent only the right to receive the consideration to which the former CE Franklin Optionholders are entitled under the Arrangement; and

(c)
any agreement or certificate formerly representing CE Franklin DSUs, CE Franklin RSUs or CE Franklin PSUs shall represent only the right to receive the consideration to which the former CE Franklin Incentive Securityholders are entitled under the Arrangement.

5.2
Not later than the Effective Time, Purchaser and/or Acquisitionco shall deposit with the Depositary cash in an amount equal to the aggregate cash to be received by all of the CE Franklin Shareholders pursuant to Section 3.1.

5.3
The Depositary, for and on behalf of Acquisitionco, shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former CE Franklin Shareholder of a duly completed Letter of Transmittal and the certificates representing such CE Franklin Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former CE Franklin Shareholder at the address specified in the Letter of Transmittal; or

(b)	if requested by such former CE Franklin Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

a cheque representing the aggregate amount of cash which such former CE Franklin Shareholder is entitled pursuant to Section 3.1, less any amounts withheld or deducted pursuant to Section 3.4, and any certificate so surrendered shall forthwith be cancelled.  Notwithstanding the foregoing, neither a certificate nor a Letter of Transmittal need be surrendered by (i) a former CE Franklin Shareholder in respect of those CE Franklin Shares issued upon exercise of CE Franklin Options pursuant to Subsection 3.1(c) or (ii) a former CE Franklin Incentive Securityholder in order to receive the cash to which such former CE Franklin Incentive Securityholder is entitled pursuant to Section 3.1.

5.4
If any share certificate which immediately prior to the Effective Time represented an interest in outstanding CE Franklin Shares that were transferred or cancelled pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such share certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed share certificate the consideration to which the holder is entitled pursuant to the Arrangement.  Unless otherwise agreed to by Acquisitionco, the person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to CE Franklin and its transfer agent, which bond is in form and substance satisfactory to Acquisitionco, CE Franklin and CE Franklin's transfer agent, or shall otherwise indemnify CE Franklin and its transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the share certificate alleged to have been lost, stolen or destroyed.

5.5
Subject to any applicable law relating to unclaimed personal property, any share certificate formerly representing CE Franklin Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the day that is three years less one day from the Effective Date shall cease to represent a claim or interest of any kind or nature against Purchaser, Acquisitionco or CE Franklin.  On such date, the aggregate cash amount to which the former CE Franklin Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser and/or Acquisitionco and shall be returned to Purchaser and/or Acquisitionco, at Purchaser's discretion, by the Depositary. None of Purchaser, CE Franklin, Acquisitionco or the Depositary shall be liable to any person in respect of any cash amount for CE Franklin Shares delivered to a public official pursuant to any applicable law relating to unclaimed personal property.

ARTICLE 6
AMENDMENTS

6.1
The Purchaser, Acquisitionco and CE Franklin may jointly amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be:  (a) set out in writing; (b) filed with the Court and, if made following the CE Franklin Shareholders' Meeting, approved by the Court; and (c) communicated to the CE Franklin Securityholders if and as required by the Court.

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be proposed jointly by the Purchaser, Acquisitionco and CE Franklin at any time prior to or at the CE Franklin Shareholders' Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the CE Franklin Shareholders' Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the CE Franklin Shareholders' Meeting shall be effective only if: (a) it is consented to by each of the Purchaser, Acquisitionco and CE Franklin; and (b) if required by the Court or applicable law, it is consented to by the CE Franklin Securityholders.

6.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Acquisitionco, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of

Arrangement and is not adverse to the financial or economic interests of Acquisitionco, CE Franklin, or any former CE Franklin Securityholders.